File No.82-334

Interim Report

as of September 30, 2005

Deutsche Bank

Deutsche Bank – The Group at a Glance

	Nine months ended	
	Sep 30, 2005	Sep 30, 2004
Share price at period end	€ 77.82	€ 57.87
Share price high	€ 78.50	€ 77.77
Share price low	€ 60.90	€ 52.37
Basic earnings per share	€ 6.52	€ 4.55
Diluted earnings per share[1]	€ 5.95	€ 4.13
Average shares outstanding, in m., basic	466	500
Average shares outstanding, in m., diluted	506	539
Return on average total shareholders' equity (after tax)	14.9%	10.9%
Adjusted return on average active equity (after tax)	18.4%	12.7%
Pre-tax return on average total shareholders' equity	24.8%	17.9%
Pre-tax return on average active equity	27.6%	19.7%
Cost/income ratio	72.1%	75.4%
	in € m.	*in € m.*
Total revenues	19,102	16,605
Provision for loan losses	256	361
Total noninterest expenses	13,771	12,516
Income before income tax expense and cumulative effect of accounting changes	5,075	3,728
Net income	3,042	2,277
Underlying revenues	18,439	16,157
Provision for credit losses	252	282
Operating cost base	13,268	12,481
Underlying pre-tax profit	4,886	3,389
Underlying pre-tax return on average active equity	26.6%	17.9%
Underlying cost/income ratio	72.0%	77.2%
	Sep 30, 2005 in € bn.	Dec 31, 2004 in € bn.
Total assets	972	840
Loans, net	146	136
Shareholders' equity	30.0	25.9
BIS core capital ratio (Tier I)	9.0%	8.6%
	Number	Number
Branches	1,576	1,559
thereof in Germany	834	831
Employees (full-time equivalent)	63,751	65,417
thereof in Germany	26,741	27,093
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 39 and 40 of this report.

[1] Including numerator effect of assumed conversions. The effect for the nine months ended September 30, 2005 and September 30, 2004 was € (0.06) and € (0.09), respectively.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Ladies and Gentlemen,

In the third quarter 2005, we produced our best third-quarter result ever. In our core markets we saw increased customer activity against a backdrop of rising confidence in the world's financial markets. This boosted our business volumes and favourably impacted our results. Two factors combined to deliver outstanding performance: our strategic positioning, which enabled us to take full advantage of favourable market conditions, and our operating strength, which allowed us to translate revenue growth into superior profitability.

During this quarter, we witnessed several adverse events. The terrorist attacks in London highlighted security issues in a major financial centre, while the hurricane damage in the southern United States put pressure on energy prices, thus giving rise to concerns over a potential impact on economic growth. Despite these factors, conditions on the world's financial markets remained stable and positive.

Revenues for the quarter were € 6.6 billion, up by 31% compared to the third quarter 2004. For the first nine months of 2005, revenues grew by 15% to € 19.1 billion. Income before income taxes for the quarter grew by 87% to € 1.9 billion. This included restructuring expenses of € 156 million, and a gain of € 337 million on the sale of DaimlerChrysler shares. For the first nine months, income before income taxes rose by 36% to € 5.1 billion. Net income rose by 46% to € 1.0 billion for the third quarter and by 34% to € 3.0 billion for the first nine months. As a result of consistently strong performance throughout this year, our results for the first nine months of 2005 have already exceeded our full-year performance of 2004. Before restructuring expenses and the gain on the sale of shares in DaimlerChrysler, pre-tax return on average active equity was 28% for the first nine months. This compares with our published target of 25% for the full year 2005.

Our performance this year is testimony to a clear strategy and effective execution. It underpins our identity as leading global investment bank with a strong and profitable private clients franchise. We are a leader in Europe, and have powerful, growing positions in the Americas, in the Asia-Pacific region, and in key emerging markets. We enjoy unique strategic advantages: outstanding diversification, and synergies across our mutually-supporting businesses; and we are committed to exploiting fully the growth potential of these businesses, both via organic investments and disciplined, focused incremental acquisitions. We review external growth initiatives against strict criteria: all investments must further the strategic and financial interests of the bank, and provide clear benefits for our shareholders. During the third quarter, the capital markets responded positively to this strategic clarity, resulting in a strong increase of our share price, outperforming our peers, and many analysts have raised further their target prices for Deutsche Bank shares.

The Corporate and Investment Bank (CIB) reaped the benefits of a world-leading position in strong markets. Our Sales and Trading business produced its best-ever third-quarter result. We saw outstanding growth in credit products, as customer volumes recovered strongly after a challenging second quarter, while other customer flow businesses achieved significant growth over the same period of 2004. Customer activity also drove strong performances in our equities business. Our commitment to higher-value, 'intellectual capital' businesses was rewarded with strength in derivatives in both debt and equity. Proprietary trading recovered strongly from the levels of the third quarter 2004 against the background of favourable equity markets.

Our Corporate Finance business also performed strongly against a backdrop of healthy volumes in M&A and primary equity, particularly in Europe. We were ranked No. 1 in European investment banking for the first nine months of 2005 by Dealogic, and have advised on all five of the top-5 M&A deals in Europe so far this year. Our Transaction Banking business continued to deliver significant year-on-year profit growth, leveraging leading positions in key products and tight cost discipline.

Private Clients and Asset Management (PCAM) also made strong progress, due in part to a significant improvement in the underlying performance of Asset and Wealth Management. Asset Management continued to deliver strong performance in Europe, and substantial contributions from higher-value products, including hedge funds and alternative investments. We closed parts of the sale of our U.K. Asset Management business to Aberdeen Asset Management PLC – a move which benefits the clients affected, improves the economics of our own business, and marks a significant step forward in the reorganisation of our global Asset Management platform. Private Wealth Management continued to build out its franchise, attract inflows of client money, and grow revenues.

Private and Business Clients (PBC) made important progress with our strategy of growing in key emerging markets by expanding the branch network in Poland, entering into the new partnership with the Chinese Hua Xia Bank, and expanding in India. In this large and fast-growing economy, PBC is able to leverage Deutsche Bank's existing presence and investments. We opened a branch in Mumbai and announced plans for other branches in large population centres, serving Indian customers with state-of-the-art banking services, credit cards and consumer finance. In Germany, PBC further progressed its strategy of growth by distribution partnerships by announcing an exclusive agreement with ADAC, Europe's largest automobile club. This enables us to market special savings products to ADAC's more than fifteen million members.

After an outstanding first nine months, we now look forward with confidence to a successful conclusion to 2005, and to continued success in 2006. Our strategy is clear, our growth momentum is strong and our management of costs, risks and capital remains tight. We are confident that, if business and market conditions remain stable, we will deliver on our published financial target, and turn our strong performance into clear benefits for you, our shareholders.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, October 2005

Discussion of Results

Deutsche Bank reported income before income taxes of € 1.9 billion for the third quarter 2005, up 87% versus the third quarter 2004. This includes restructuring expenses of € 156 million and a gain of € 337 million on the sale of shares in DaimlerChrysler AG. For the first nine months, income before income taxes rose 36% to € 5.1 billion. Net income rose 46% to € 1.0 billion in the third quarter and 34% to € 3.0 billion in the first nine months. Pre-tax return on average active equity was 29% for the third quarter and 28% for the first nine months. Before restructuring expenses and the gain from the sale of DaimlerChrysler AG shares, pre-tax return on average active equity was 26% for the quarter and 28% for the first nine months. Diluted earnings per share rose 48% to € 1.89 in the third quarter and 44% to € 5.95 for the first nine months.

Group Highlights

Net revenues for the third quarter were € 6.6 billion, up 31% versus the third quarter 2004. The gain on the sale of shares in DaimlerChrysler AG accounted for seven percentage points of this increase. Total Sales and Trading revenues were € 2.9 billion, up 56%, our best result ever for a third quarter. Revenues from Sales and Trading (Equity) were up 155% to € 1.0 billion, while revenues from Sales and Trading (Debt and other products) rose 29% to € 1.9 billion. Origination and Advisory revenues rose 25% to € 571 million, our best result in eleven quarters. Within Private Clients and Asset Management (PCAM), revenues rose 11% versus the third quarter 2004 to € 2.2 billion, driven in part by revenue growth of 19% in Asset and Wealth Management. For the first nine months of 2005, Group net revenues rose 15% versus the prior year period to € 19.1 billion.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in noninterest expenses), was € 91 million in the third quarter, compared to € 80 million in the second quarter and € 58 million in the third quarter 2004. For the first nine months of 2005, provision for credit losses was € 252 million, down 11% versus the prior year period. Problem loans at the end of the third quarter were € 4.3 billion, down from € 4.6 billion at the end of the second quarter 2005. The ratio of problem loans to loans was 2.9% at the end of the third quarter, the lowest for five years, and down from 3.2% at the end of the second quarter. The coverage ratio was 49% at the end of both the third and second quarters of 2005. These favourable developments reflect tight credit risk management, the quality of the loan book and positive results of workout processes.

Noninterest expenses for the quarter were € 4.7 billion, an increase of 17% over the third quarter 2004. In the current quarter, noninterest expenses included restructuring expenses of € 156 million. For the first nine months of 2005, noninterest expenses, including restructuring expenses of € 440 million, were € 13.8 billion, compared to € 12.5 billion in the same period of 2004. The operating cost base, which excludes restructuring expenses and other items, was € 4.5 billion for the third quarter 2005, up 13% versus the third quarter 2004. Within the operating cost base, compensation and benefits costs rose 18%, driven by a rise in performance-related compensation, reflecting strong business results. Non-compensation costs rose 6%, driven by additions to provisions for legal exposures related to historical events. Without these litigation expenses, non-compensation expenses would have been essentially unchanged from the third quarter 2004, despite higher business volumes. For the first nine months, the operating cost base was € 13.3 billion, up 6% versus the same period last year. Compensation and benefits costs rose 10% from the prior year period, while non-compensation costs were essentially unchanged. The development of the operating cost base reflects sustained cost discipline and benefits of the Business Realignment Program.

Income before income taxes for the quarter was € 1.9 billion, up 87% from the third quarter 2004. This included restructuring expenses of € 156 million and a gain of € 337 million on the sale of shares in DaimlerChrysler AG. Pre-tax return on average active equity was 29% for the quarter. The gain on the sale of shares in DaimlerChrysler AG, partially offset by restructuring expenses, had a net positive impact on this ratio of three percentage points. For the first nine months of 2005, income before income taxes was € 5.1 billion, after restructuring expenses of € 440 million, a rise of 36% from the prior year period. For the first nine months, reported pre-tax return on average active equity was 28%. Before restructuring expenses and the gain on the sale of DaimlerChrysler AG shares, pre-tax return on average active equity for the first nine months was also 28%. This compares to our published target of 25% for the full year 2005.

Net income for the third quarter 2005 was € 1.0 billion, up 46% versus the third quarter of 2004. The after-tax contribution of the sale of shares in DaimlerChrysler AG was € 37 million, which was more than offset by the negative post-tax impact of restructuring expenses of € 97 million. For the first nine months of 2005, net income was € 3.0 billion, up 34% versus the same period in 2004.

The effective tax rate for the quarter was 47%, including the effect of tax reversal on the gain on the sale of shares in DaimlerChrysler AG. Excluding the tax reversal effect, the effective tax rate was 31%. For the first nine months, the effective tax rate was 40%, or 34% excluding tax reversal effects.

Diluted earnings per share for the quarter were € 1.89, up 48% versus € 1.28 in the third quarter 2004. For the first nine months of 2005, diluted earnings per share were € 5.95, up 44% versus € 4.13 in the same period last year.

The Tier I capital ratio at the end of the quarter was 9.0%, compared to 9.1% at the end of the second quarter, and thus remained at the top of the bank's 8-9% target range. In the third quarter, we repurchased 2.5 million shares for a total consideration of € 184 million. Under the authorization of the last Annual General Meeting, we have the capacity to repurchase up to a total of 54.8 million shares.

The Business Realignment Program continued to progress during the quarter. All organizational alignments have been substantially completed, and personnel measures are proceeding on schedule. The original forecasts for headcount savings, cost savings and costs to achieve remain in place.

Business Segment Review

Corporate and Investment Bank Group Division (CIB)
CIB reported underlying pre-tax profit of € 1.3 billion in the third quarter 2005, a significant increase of 136% from the same period last year. Income before income taxes, which additionally reflects restructuring charges of € 54 million in the third quarter 2005, increased from € 557 million to € 1.3 billion.

Revenues of € 4.1 billion in the third quarter 2005 increased 41% from the same period in 2004. Our Sales and Trading businesses benefited from strong customer demand for capital markets products, which remained high throughout the traditionally slower months of July and August. We continued to extend our franchise in structured products. *Risk* magazine ranked Deutsche Bank as the world's leading derivatives liquidity provider in its annual survey of inter-dealer brokers. Our Origination and Advisory businesses also performed strongly, reflecting greater activity and increased market share in equity underwriting and M&A.

Sales and Trading (Debt and other products) generated revenues of € 1.9 billion in the third quarter 2005, an increase of 29% over the third quarter 2004 and a record third quarter performance. Structured products grew strongly, driven above all by a very strong performance in Credit Derivatives, reflecting a significant recovery in customer activity after the difficult conditions in credit markets during the second quarter. Foreign Exchange registered substantial year-on-year growth, reflecting healthy market volumes in foreign exchange markets, a stable interest rate environment and continued product innovation. Emerging Markets Debt also sustained strong growth, driven by success in both Emerging Europe and Latin America. Distressed Products' revenues were considerably higher, reflecting good progress in providing high-value, customized workout solutions for clients.

Sales and Trading (Equity) generated revenues of € 1.0 billion, an increase of 155% versus the third quarter 2004. All business lines saw significant revenue growth. Global Equity Derivatives grew very strongly, reflecting high levels of client demand and our strong position in a fast-developing product. Cash equities also grew strongly on the back of high market volumes, positive outlooks in major stock indices and strong primary equity activity, notably in Europe. Prime Services took full advantage of positive market conditions for stock lending and financing customer balances. Proprietary trading recovered strongly from the levels of the third quarter 2004 against the background of favourable equity markets, and we continue to focus on selective trading opportunities. Despite strong growth in total equity sales and trading revenues, overall equity risk positions saw comparatively modest increases.

Origination and Advisory generated revenues of € 571 million in the third quarter, an increase of 25% over the third quarter 2004. Revenues in Origination rose 23% tc € 424 million, reflecting strong primary equity markets, particularly in Europe, and a strong recovery in global high-yield markets compared to the second quarter. Advisory revenues rose 28%, as rising levels of corporate activity drove M&A volumes. In this positive environment, we were able to make substantial gains in our share of the fee pool for these products, as measured by analysis of *Dealogic* data. In Europe, we doubled our share of the fee pool compared to the third quarter 2004, and were ranked No. 1 by deal volume in European investment banking in the first nine months of 2005, having advisory roles in a large number of the leading M&A transactions.

Loan Products generated revenues of € 240 million for the third quarter, an increase of 7% over the third quarter 2004. The increase was driven by mark-to-market valuation changes on our credit risk hedge positions. Credit spreads have tightened since the second quarter 2005 but still remain wider than those experienced at the end of the third quarter 2004. The development of Loan Product revenues reflects ongoing selective credit allocation in our corporate business as well as a low level of demand.

Transaction Services generated revenues of € 494 million in the third quarter, an increase of 7% over the third quarter 2004. We took advantage of strong volumes in securities markets during the quarter. Revenues in core businesses performed strongly, particularly Trust and Securities Services, including Asset-Backed Securities and Mortgage-Backed Securities, and in Trade Finance. We also maintained our leading position as a provider of Global Cash Management services to financial institutions.

Provision for credit losses was € 5 million in the quarter, and thus remained at the very low levels achieved in the first and second quarters of 2005. The sustained low level of provision for credit losses reflected the quality of our corporate loan book and further releases from workouts.

For the third quarter of 2005 CIB's operating cost base was € 2.7 billion, an 18% increase from the comparable period last year, largely reflecting the impact of performance-related compensation in line with the improved results. Noninterest expenses were € 2.8 billion in the third quarter 2005 (including a restructuring charge of € 54 million related to the Business Realignment Program) and € 2.3 billion in the third quarter 2004.

Private Clients and Asset Management Group Division (PCAM)

PCAM generated underlying revenues of € 2.1 billion in the quarter, up 10% compared to the third quarter 2004. Provision for credit losses was € 91 million, an increase of € 36 million, while the operating cost base for the quarter increased 2% to € 1.6 billion. As a result, underlying pre-tax profit increased 34% to € 461 million compared to € 344 million in the third quarter 2004. Income before income taxes was € 410 million and included, in addition to underlying pre-tax profit, restructuring charges of € 100 million and net gains of € 49 million from the sale of businesses. This compares to income before income taxes of € 362 million in the third quarter 2004, which included a gain of € 19 million from the sale of businesses.

PCAM's invested assets attributable to continued businesses increased by € 21 billion to € 856 billion at the end of the quarter, mainly due to market appreciation. This increase was offset by a € 56 billion decline in invested assets of businesses sold/held for sale, which were thereby reduced to € 18 billion at the end of the quarter. This decline was due mainly to the partial sale of our U.K.-based Asset Management (AM) businesses on September 30, 2005. The remaining invested assets related to this transaction are scheduled to be transferred to the buyer in the fourth quarter 2005. Overall, PCAM's invested assets decreased by € 35 billion to € 874 billion at the end of the quarter.

Asset and Wealth Management Corporate Division (AWM)

In July 2005, AM announced the sale of a substantial part of its U.K.- and Philadelphia-based business to Aberdeen Asset Management PLC. The first tranche of the transaction closed on September 30, 2005 and included the U.K.-based institutional Equity, Fixed Income, Global Equity and Multi-Asset businesses and the retail DWS business. The remaining tranche, covering the business with U.S.-domiciled clients managed out of the U.K. and Philadelphia, is expected to close in the fourth quarter 2005.

Underlying revenues were € 962 million in the quarter, an increase of 16% over the third quarter 2004. Revenues from Portfolio/fund management (AM) increased by € 48 million reflecting higher performance fees and continued net asset inflows in Continental Europe and in the Real Estate business. Brokerage revenues in Private Wealth Management (PWM) increased by € 34 million compared to the third quarter 2004 driven by higher client activity and continued strong demand for high value-added products. PWM's revenues from Loan/deposit products increased by € 10 million due to higher volumes.

Reported revenues from Other Products in AWM were € 119 million in the third quarter and included a gain of € 54 million from the sale of the first tranche of our U.K.-based AM businesses. This gain, net of € 12 million in operating costs related to this transaction, was excluded from underlying revenues and underlying pre-tax profit. Also included in Other Products' revenues was € 21 million from a release of reserves from prior years deemed no longer necessary.

AWM's operating cost base was € 742 million in the quarter, an increase of 3% over the third quarter 2004. The increase was mainly due to the disposal-related costs of € 12 million mentioned above and higher incentive-based compensation expenses due to performance improvements.

Underlying pre-tax profit was € 207 million in the quarter, an increase of 106% from the third quarter 2004. This significant performance improvement reflected three factors: progress on the reorganization of our AM business, continued build-up of our PWM platform, and increased client activity in a more favourable capital market environment.

Private and Business Clients (PBC)

Underlying revenues were € 1.2 billion in the quarter, an increase of 5% compared to the third quarter 2004. A € 57 million increase in revenues from Brokerage products reflected ongoing successful placements of investment products as well as increased transaction-based flow revenues. Revenues from Loan/deposit products were essentially unchanged compared to the third quarter 2004, as loan volume increases were offset by lower deposit margins in a challenging competitive environment, especially in Germany. Within Payments, account & remaining financial services, revenues from insurance brokerage almost reached the high level of the third quarter 2004.

Revenues from Other Products in PBC were € 80 million in the quarter, and included a gain of € 8 million related to the sale of our private banking business in the Netherlands. This gain was excluded from underlying revenues.

Provision for credit losses was € 91 million in the quarter, € 34 million higher than in the third quarter 2004, partly due to profitable growth in our loan book, especially in the consumer portfolio.

The operating cost base was € 835 million, an increase of only € 9 million, or 1%, compared to the third quarter 2004, despite investments in growth initiatives. As a result, when combined with the increased underlying revenues, PBC achieved its best ever underlying quarterly cost/income ratio.

PBC's underlying pre-tax profit was € 254 million in the quarter, an increase of 4% over the third quarter 2004 and in line with the strong performance of previous quarters. Increased revenues offset higher provision for credit losses and charges for targeted growth initiatives in European and key emerging markets. During the quarter, PBC continued the expansion of its branch network in Poland and, in October, announced an investment in, and a cooperation agreement with, Hua Xia Bank in China, as well as an expansion into branch banking in India. In Germany, PBC announced an exclusive sales agreement with ADAC (Germany's and Europe's largest automobile club with more than 15 million members), launched a loan program specifically tailored for students, and further expanded its mobile sales force network.

Corporate Investments Group Division (CI)
CI reported an underlying pre-tax loss of € 33 million in the third quarter 2005, an improvement of € 28 million over the third quarter 2004. CI's income before income taxes, which reflects several items that are excluded from underlying results, was € 375 million in the third quarter 2005 compared to € 40 million in the same period last year. The increase was mainly attributable to a gain of € 337 million resulting from the sale of part of our stake in DaimlerChrysler AG.

Consolidation & Adjustments
Consolidation & Adjustments recorded a loss before income taxes of € 163 million in the third quarter 2005 compared to an income before income taxes of € 46 million in the third quarter last year. The result for the current quarter was negatively impacted by additions to provisions for legal exposures of € 108 million related to historical events. In the third quarter of 2004, Consolidation & Adjustments included interest income of € 110 million on tax refunds resulting from prior period tax returns.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of September 30, 2005, and the related consolidated statements of income and comprehensive income for the three month and nine month periods ended September 30, 2005 and 2004, and the related consolidated statements of changes in shareholders' equity and cash flows for the nine month periods ended September 30, 2005 and 2004. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Deutsche Bank Group as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended (not presented herein); and in our report dated March 16, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany), October 27, 2005

Consolidated Statement of Income (unaudited)

Income Statement

in € m.	Three months ended Sep 30, 2005	Three months ended Sep 30, 2004	Nine months ended Sep 30, 2005	Nine months ended Sep 30, 2004
Interest revenues	9,998	6,637	30,373	20,864
Interest expense	8,782	5,479	26,101	16,853
Net interest revenues	**1,216**	**1,158**	**4,272**	**4,011**
Provision for loan losses	87	83	256	361
Net interest revenues after provision for loan losses	**1,129**	**1,075**	**4,016**	**3,650**
Commissions and fees from fiduciary activities	938	773	2,595	2,343
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,071	851	2,940	2,828
Fees for other customer services	656	665	1,817	1,890
Trading revenues, net	2,048	1,273	6,052	4,725
Net gains on securities available for sale	363	39	562	257
Net income from equity method investments	53	54	273	253
Other revenues	272	243	591	298
Total noninterest revenues	**5,401**	**3,898**	**14,830**	**12,594**
Compensation and benefits	2,737	2,327	8,375	7,632
Net occupancy expense of premises	251	286	754	906
Furniture and equipment	41	43	122	135
IT costs	364	396	1,115	1,274
Agency and other professional service fees	248	196	627	569
Communication and data services	146	142	437	454
Other expenses	709	577	1,901	1,546
Goodwill impairment/impairment of intangibles	–	–	–	–
Restructuring activities	156	–	440	–
Total noninterest expenses	**4,652**	**3,967**	**13,771**	**12,516**
Income before income tax expense and cumulative effect of accounting changes	**1,878**	**1,006**	**5,075**	**3,728**
Income tax expense	585	323	1,700	1,331
Reversal of 1999/2000 credits for tax rate changes	302	3	333	120
Income before cumulative effect of accounting changes, net of tax	**991**	**680**	**3,042**	**2,277**
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**991**	**680**	**3,042**	**2,277**

Earnings per Share

in €	Three months ended		Nine months ended	
	Sep 30, 2005	Sep 30, 2004	**Sep 30, 2005**	Sep 30, 2004
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax	2.12	1.42	6.52	4.55
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**2.12**	**1.42**	**6.52**	**4.55**
Diluted				
Income before cumulative effect of accounting changes, net of tax[1]	1.89	1.28	5.95	4.13
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**1.89**	**1.28**	**5.95**	**4.13**
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	467.7	479.7	466.4	500.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	510.4	512.4	506.1	539.0

[1] Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2005 was € (0.05) and € (0.06), respectively. The effect for the three and nine months ended September 30, 2004 was € (0.05) and € (0.09), respectively.

Consolidated Statement of Comprehensive Income (unaudited)

in € m.	Three months ended Sep 30, 2005	Sep 30, 2004	Nine months ended Sep 30, 2005	Sep 30, 2004
Net income	**991**	**680**	**3,042**	**2,277**
Other comprehensive income:				
Reversal of 1999/2000 credits for tax rate changes	302	3	333	120
Unrealized gains (losses) on securities available for sale:				
Unrealized net gains (losses) arising during the period, net of tax and other	1,274	(632)	1,401	(500)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	(353)	(31)	(510)	(203)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(7)	9	(17)	(13)
Foreign currency translation:				
Unrealized net gains (losses) arising during the period, net of tax	21	(230)	956	83
Net reclassification adjustment for realized net (gains) losses, net of tax	–	–	(1)	6
Total other comprehensive income (loss)	**1,237**	**(881)**	**2,162**	**(507)**
Comprehensive income (loss)	**2,228**	**(201)**	**5,204**	**1,770**

Consolidated Balance Sheet

Assets

in € m.	Sep 30, 2005 (unaudited)	Dec 31, 2004
Cash and due from banks	7,010	7,579
Interest-earning deposits with banks	18,769	18,089
Central bank funds sold and securities purchased under resale agreements	137,580	123,921
Securities borrowed	94,540	65,630
Bonds and other fixed-income securities	244,547	224,536
Equity shares and other variable-yield securities	86,771	73,176
Positive market values from derivative financial instruments	80,380	67,173
Other trading assets	12,164	8,262
Total trading assets	423,862	373,147
Securities available for sale	24,107	20,335
Other investments	8,371	7,936
Loans, net	146,095	136,344
Premises and equipment, net	5,131	5,225
Goodwill	6,968	6,378
Other intangible assets, net	1,184	1,069
Other assets	98,214	74,415
Total assets	**971,831**	**840,068**

Liabilities and Shareholders' Equity

in € m.	Sep 30, 2005 (unaudited)	Dec 31, 2004
Noninterest-bearing deposits	28,938	27,274
Interest-bearing deposits	331,391	302,195
Total deposits	360,329	329,469
Bonds and other fixed-income securities	81,378	77,080
Equity shares and other variable-yield securities	26,866	20,567
Negative market values from derivative financial instruments	85,015	71,959
Total trading liabilities	193,259	169,606
Central bank funds purchased and securities sold under repurchase agreements	134,079	105,292
Securities loaned	19,183	12,881
Other short-term borrowings	26,206	20,118
Other liabilities	81,402	66,870
Long-term debt	123,852	106,870
Obligation to purchase common shares	3,506	3,058
Total liabilities	**941,816**	**814,164**
Common shares, no par value, nominal value of € 2.56	1,416	1,392
Additional paid-in capital	11,498	11,147
Retained earnings	22,140	19,814
Common shares in treasury, at cost	(2,290)	(1,573)
Equity classified as obligation to purchase common shares	(3,506)	(3,058)
Share awards	1,926	1,513
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,375)	(2,708)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,651	1,760
Unrealized net gains on derivatives hedging variability of cash flows, net of tax	20	37
Minimum pension liability, net of tax	(1)	(1)
Foreign currency translation, net of tax	(1,464)	(2,419)
Total accumulated other comprehensive loss	(1,169)	(3,331)
Total shareholders' equity	**30,015**	**25,904**
Total liabilities and shareholders' equity	**971,831**	**840,068**

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)

in € m.	Nine months ended Sep 30, 2005	Sep 30, 2004
Common shares		
Balance, beginning of year	1,392	1,490
Common shares issued under employee benefit plans	24	–
Retirement of common shares	–	(98)
Balance, end of period	1,416	1,392
Additional paid-in capital		
Balance, beginning of year	11,147	11,147
Common shares issued under employee benefit plans	351	–
Balance, end of period	11,498	11,147
Retained earnings		
Balance, beginning of year	19,814	20,486
Net income	3,042	2,277
Cash dividends declared and paid	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	117	96
Net gains on treasury shares sold	43	84
Retirement of common shares	–	(2,472)
Other	(8)	(8)
Balance, end of period	22,140	19,635
Common shares in treasury, at cost		
Balance, beginning of year	(1,573)	(971)
Purchases of shares	(32,042)	(29,829)
Sale of shares	30,946	26,776
Shares retired	–	2,570
Treasury shares distributed under employee benefit plans	379	501
Balance, end of period	(2,290)	(953)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(3,058)	(2,310)
Additions	(814)	(1,241)
Deductions	366	493
Balance, end of period	(3,506)	(3,058)
Share awards – common shares issuable		
Balance, beginning of year	2,965	2,196
Deferred share awards granted, net	850	1,235
Deferred shares distributed	(379)	(501)
Balance, end of period	3,436	2,930
Share awards – deferred compensation		
Balance, beginning of year	(1,452)	(1,242)
Deferred share awards granted, net	(850)	(1,235)
Amortization of deferred compensation, net	792	751
Balance, end of period	(1,510)	(1,726)
Accumulated other comprehensive loss		
Balance, beginning of year	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	333	120
Change in unrealized net gains on securities available for sale, net of applicable tax and other	891	(703)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(17)	(13)
Foreign currency translation, net of tax	955	89
Balance, end of period	(1,169)	(3,101)
Total shareholders' equity, end of period	**30,015**	**26,266**

Consolidated Statement of Cash Flows (unaudited)

in € m.	Nine months ended Sep 30, 2005	Sep 30, 2004
Net income	**3,042**	**2,277**
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for loan losses	256	361
Restructuring activities	74	–
Gain on sale of securities available for sale, other investments, loans and other	(875)	(349)
Deferred income taxes, net	817	463
Impairment, depreciation and other amortization and accretion	1,208	1,368
Share of net income from equity method investments	(258)	(198)
Net change in:		
Trading assets	(51,014)	(29,318)
Other assets	(28,044)	(19,146)
Trading liabilities	23,653	11,973
Other liabilities	17,965	9,183
Other, net	(680)	515
Net cash used in operating activities	**(33,856)**	**(22,871)**
Net change in:		
Interest-earning deposits with banks	(735)	(4,014)
Central bank funds sold and securities purchased under resale agreements	(13,652)	(7,401)
Securities borrowed	(28,911)	(8,939)
Loans	(11,093)	4,580
Proceeds from:		
Sale of securities available for sale	7,535	17,950
Maturities of securities available for sale	2,318	3,113
Sale of other investments	1,413	1,977
Sale of loans	9,369	6,373
Sale of premises and equipment	120	76
Purchase of:		
Securities available for sale	(12,049)	(22,735)
Other investments	(1,122)	(889)
Loans	(5,162)	(2,813)
Premises and equipment	(490)	(500)
Net cash received (paid) for business combinations/divestitures	60	(39)
Other, net	54	170
Net cash used in investing activities	**(52,345)**	**(13,091)**
Net change in:		
Deposits	30,865	30,951
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	35,085	8,127
Other short-term borrowings	6,086	1,178
Issuances of long-term debt	36,723	22,240
Repayments and extinguishments of long-term debt	(22,040)	(21,102)
Common shares issued under employee benefit plans	375	–
Purchases of treasury shares	(32,042)	(29,829)
Sale of treasury shares	30,982	26,859
Cash dividends paid	(868)	(828)
Other, net	21	18
Net cash provided by financing activities	**85,187**	**37,614**
Net effect of exchange rate changes on cash and due from banks	445	44
Net increase (decrease) in cash and due from banks	(569)	1,696
Cash and due from banks, beginning of period	7,579	6,636
Cash and due from banks, end of period	7,010	8,332
Interest paid	25,670	15,865
Income taxes paid, net	536	268

Basis of Presentation

The accompanying consolidated financial statements as of September 30, 2005 and 2004 and for the three and nine months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2004 Financial Report and SEC Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other financial information.

Impact of Changes in Accounting Principles (unaudited)

EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). EITF 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue a final FSP, to be titled FSP FAS 115-1. FSP FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," will replace guidance set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The delay of the effective date for the measurement and recognition guidance included in EITF 03-1 will be superseded with the final issuance of FSP FAS 115-1, which will be effective for other-than-temporary impairment analysis conducted in periods beginning after December 15, 2005. The adoption of FSP FAS 115-1, once it is finalized by the FASB, is not expected to have a material impact on our consolidated financial statements.

FSP FAS 109-2

In December 2004, the FASB issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP FAS 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers.

FSP FAS 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We do not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus FSP FAS 109-2 will not have an impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment "("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005.

Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements. Management intends to adopt SFAS 123(R) effective January 1, 2006, as permitted by the SEC, and is assessing the impact of SAB 107 on our implementation.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

IFRS

EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

The adoption of IFRS is not expected to result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

Segment Information (unaudited)

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the third quarter of 2005 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.

Prior periods have been restated to conform to the current year's presentation.

In September 2005, PBC sold its private banking unit in the Netherlands to Theodoor Gilissen Bankiers N.V., a merchant bank owned by Belgium's financial group KBC.

Effective September 30, 2005, AM completed the first tranche of the sale of its U.K.- and Philadelphia-based business to Aberdeen Asset Management PLC. Businesses included in the first tranche of the sale are the U.K.-based institutional Equity, Fixed Income, Global Equity and Multi-Asset businesses and the retail DWS business.

Segmental Results of Operations

Three months ended Sep 30, 2005 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues	**3,581**	**494**	**4,075**	**1,014**	**1,187**	**2,201**	**410**	**6,685**
Underlying revenues	3,581	494	4,075	962	1,179	2,141	1	6,217
Provision for loan losses	(1)	3	2	(1)	91	90	(4)	87
Provision for off-balance sheet positions[1]	10	(7)	3	1	0	1	(0)	4
Total provision for credit losses	**8**	**(4)**	**5**	**0**	**91**	**91**	**(4)**	**91**
Operating cost base	2,390	358	2,747	742	835	1,577	39	4,363
Minority interest	12	–	12	13	(0)	13	(1)	24
Restructuring activities	46	8	54	71	29	100	1	156
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	10	–	10	–	10
Provision for off-balance sheet positions[1]	10	(7)	3	1	0	1	(0)	4
Total noninterest expenses	**2,458**	**359**	**2,817**	**837**	**864**	**1,701**	**39**	**4,557**
Income before income taxes	**1,124**	**132**	**1,256**	**177**	**232**	**410**	**375**	**2,041**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(342)	(342)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(51)	(51)
Net gains from businesses sold/ held for sale	–	–	–	(42)	(8)	(49)	–	(49)
Net gains related to premises	–	–	–	–	–	–	(16)	(16)
Restructuring activities	46	8	54	71	29	100	1	156
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**1,171**	**140**	**1,311**	**207**	**254**	**461**	**(33)**	**1,738**
Cost/income ratio in %	68	74	69	82	73	77	10	68
Underlying cost/income ratio in %	67	72	67	77	71	74	N/M	70
Assets[3]	848,628	19,243	860,504	34,201	82,897	117,057	16,474	963,636
Risk-weighted positions (BIS risk positions)	157,196	12,971	170,167	13,288	58,476	71,764	9,345	251,276
Average active equity	13,773	1,373	15,146	5,152	1,685	6,837	2,909	24,893
Pre-tax return on average active equity in %	33	38	33	14	55	24	52	33
Underlying pre-tax return on average active equity in %	34	41	35	16	60	27	(5)	28

N/M – Not meaningful
[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Three months ended Sep 30, 2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues	**2,427**	**466**	**2,893**	**854**	**1,126**	**1,980**	**119**	**4,992**
Underlying revenues	2,427	463	2,891	829	1,125	1,954	18	4,863
Provision for loan losses	23	3	26	(1)	57	56	1	83
Provision for off-balance sheet positions[1]	(10)	(14)	(24)	(0)	(0)	(1)	0	(24)
Total provision for credit losses	**13**	**(11)**	**2**	**(2)**	**57**	**55**	**1**	**58**
Operating cost base	1,950	385	2,336	723	825	1,548	78	3,962
Minority interest	(2)	–	(2)	7	(0)	7	(0)	5
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	7	–	7	–	7
Provision for off-balance sheet positions[1]	(10)	(14)	(24)	(0)	(0)	(1)	0	(24)
Total noninterest expenses	**1,938**	**372**	**2,310**	**737**	**825**	**1,562**	**78**	**3,949**
Income before income taxes	**466**	**91**	**557**	**118**	**244**	**362**	**40**	**960**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(26)	(26)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(24)	(24)
Net gains from businesses sold/ held for sale	–	(2)	(2)	(18)	(0)	(19)	–	(21)
Net gains related to premises	–	–	–	–	–	–	(51)	(51)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**466**	**89**	**555**	**100**	**243**	**344**	**(61)**	**838**
Cost/income ratio in %	80	83	81	86	73	79	65	80
Underlying cost/income ratio in %	80	83	81	87	73	79	N/M	81
Assets (as of Dec 31, 2004)[3]	720,557	16,636	729,872	34,945	78,930	113,818	16,442	832,933
Risk-weighted positions (BIS risk positions)	128,453	11,670	140,123	11,673	53,466	65,139	10,533	215,795
Average active equity	11,470	1,471	12,941	5,093	1,766	6,859	3,935	23,735
Pre-tax return on average active equity in %	16	25	17	9	55	21	4	16
Underlying pre-tax return on average active equity in %	16	24	17	8	55	20	(6)	14

N/M – Not meaningful
[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Nine months ended Sep 30, 2005 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues	**10,712**	**1,459**	**12,171**	**2,770**	**3,488**	**6,258**	**779**	**19,207**
Underlying revenues	10,712	1,459	12,171	2,698	3,481	6,179	200	18,549
Provision for loan losses	(10)	26	15	(1)	242	241	(0)	256
Provision for off-balance sheet positions[1]	21	(24)	(4)	0	(1)	(0)	(0)	(4)
Total provision for credit losses	**10**	**1**	**12**	**(0)**	**241**	**241**	**(0)**	**252**
Operating cost base	7,317	1,045	8,362	2,197	2,494	4,691	134	13,187
Minority interest	31	–	31	9	0	9	(0)	40
Restructuring activities	192	32	224	159	56	215	1	440
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	30	–	30	–	30
Provision for off-balance sheet positions[1]	21	(24)	(4)	0	(1)	(0)	(0)	(4)
Total noninterest expenses	**7,561**	**1,053**	**8,613**	**2,395**	**2,549**	**4,944**	**134**	**13,691**
Income before income taxes	**3,162**	**380**	**3,542**	**376**	**697**	**1,072**	**645**	**5,260**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(429)	(429)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(95)	(95)
Net gains from businesses sold/ held for sale	–	–	–	(42)	(8)	(49)	–	(49)
Net gains related to premises	–	–	–	–	–	–	(55)	(55)
Restructuring activities	192	32	224	159	56	215	1	440
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**3,354**	**412**	**3,766**	**493**	**745**	**1,238**	**67**	**5,071**
Cost/income ratio in %	70	74	71	86	73	79	17	71
Underlying cost/income ratio in %	68	72	69	81	72	76	67	71
Assets[3]	848,628	19,243	860,504	34,201	82,897	117,057	16,474	963,636
Risk-weighted positions (BIS risk positions)	157,196	12,971	170,167	13,288	58,476	71,764	9,345	251,276
Average active equity	12,531	1,342	13,873	4,926	1,637	6,563	3,277	23,712
Pre-tax return on average active equity in %	34	38	34	10	57	22	26	30
Underlying pre-tax return on average active equity in %	36	41	36	13	61	25	3	29

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Nine months ended Sep 30, 2004 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues	**8,743**	**1,447**	**10,190**	**2,612**	**3,350**	**5,962**	**553**	**16,705**
Underlying revenues	8,743	1,416	10,159	2,558	3,374	5,932	239	16,330
Provision for loan losses	152	7	159	(7)	192	186	16	361
Provision for off-balance sheet positions[1]	(58)	(19)	(77)	(1)	(1)	(2)	0	(79)
Total provision for credit losses	**94**	**(12)**	**82**	**(7)**	**192**	**184**	**16**	**282**
Operating cost base	6,425	1,194	7,619	2,166	2,441	4,607	266	12,491
Minority interest	(2)	–	(2)	9	0	9	(2)	4
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	36	–	36	–	36
Provision for off-balance sheet positions[1]	(58)	(19)	(77)	(1)	(1)	(2)	0	(79)
Total noninterest expenses	**6,365**	**1,174**	**7,540**	**2,210**	**2,440**	**4,650**	**263**	**12,453**
Income before income taxes	**2,226**	**266**	**2,492**	**409**	**718**	**1,127**	**273**	**3,891**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(56)	(56)
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(18)	24	6	(30)	(56)
Net gains related to premises	–	–	–	–	–	–	(51)	(51)
Restructuring activities	–	–	–	–	–	–	–	–
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**2,226**	**235**	**2,460**	**391**	**742**	**1,133**	**(41)**	**3,552**
Cost/income ratio in %	73	82	75	85	73	78	48	75
Underlying cost/income ratio in %	73	84	75	85	72	78	111	76
Assets (as of Dec 31, 2004)[3]	720,557	16,636	729,872	34,945	78,930	113,818	16,442	832,933
Risk-weighted positions (BIS risk positions)	128,453	11,670	140,123	11,673	53,466	65,139	10,533	215,795
Average active equity	11,583	1,364	12,947	5,069	1,669	6,738	3,974	23,658
Pre-tax return on average active equity in %	26	26	26	11	57	22	9	22
Underlying pre-tax return on average active equity in %	26	23	25	10	59	22	(1)	20

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and nine months ended September 30, 2005 and 2004:

Revenue components of the Corporate and Investment Bank Group Division

	Three months ended		Nine months ended	
in € m.	**Sep 30, 2005**	Sep 30, 2004	**Sep 30, 2005**	Sep 30, 2004
Origination (equity)	156	73	443	321
Origination (debt)	268	270	779	735
Total Origination	**424**	**344**	**1,223**	**1,056**
Sales & Trading (equity)	1,021	401	2,446	1,730
Sales & Trading (debt and other products)	1,850	1,438	5,870	4,971
Total Sales & Trading	**2,871**	**1,839**	**8,315**	**6,701**
Advisory	148	115	407	327
Loan products	240	224	933	866
Transaction services	494	463	1,459	1,416
Other	(102)	(93)	(166)	(176)
Total	**4,075**	**2,893**	**12,171**	**10,190**

Revenue components of the Private Clients and Asset Management Group Division

	Three months ended		Nine months ended	
in € m.	**Sep 30, 2005**	Sep 30, 2004	**Sep 30, 2005**	Sep 30, 2004
Portfolio/fund management	712	655	1,975	1,878
Brokerage	470	378	1,389	1,226
Loan/deposit	600	593	1,780	1,779
Payments, account & remaining financial services	220	229	623	641
Other	199	124	491	439
Total	**2,201**	**1,980**	**6,258**	**5,962**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

						Three months ended
			Sep 30, 2005			Sep 30, 2004
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	6,685	(68)	6,617	4,992	65	5,056
Provision for loan losses	87	–	87	83	–	83
Noninterest expenses	4,557	95	4,652	3,949	18	3,967
Income (loss) before income taxes[1]	**2,041**	**(163)**	**1,878**	**960**	**46**	**1,006**
Total assets	963,636	8,195	971,831	832,933[2]	7,135[2]	840,068[2]
Risk-weighted positions (BIS risk positions)	251,276	1,498	252,774	215,795	1,737	217,533
Average active equity	24,893	794	25,687	23,735	831	24,566

[1] Income before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2004.

						Nine months ended
			Sep 30, 2005			Sep 30, 2004
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues	19,207	(106)	19,102	16,705	(100)	16,605
Provision for loan losses	256	–	256	361	–	361
Noninterest expenses	13,691	79	13,771	12,453	63	12,516
Income (loss) before income taxes[1]	**5,260**	**(185)**	**5,075**	**3,891**	**(163)**	**3,728**
Total assets	963,636	8,195	971,831	832,933[2]	7,135[2]	840,068[2]
Risk-weighted positions (BIS risk positions)	251,276	1,498	252,774	215,795	1,737	217,533
Average active equity	23,712	793	24,505	23,658	1,567	25,225

[1] Income (loss) before income tax expense and cumulative effect of accounting changes.
[2] As of December 31, 2004.

Consolidation & Adjustments includes adjustments for differences between accounting methods used for management reporting and U.S. GAAP, as well as adjustments related to activities that are outside the responsibility of the business segments ("Corporate Items").

Consolidation & Adjustments recorded a loss before income taxes of € 163 million in the third quarter 2005 compared to income before income taxes of € 46 million in the third quarter last year. The result for the current quarter was negatively impacted by additions to provisions for legal exposures of € 108 million related to historical events. In the third quarter of 2004, Consolidation & Adjustments included interest income of € 110 million on tax refunds resulting of prior period tax returns.

Information on the Income Statement (unaudited)

Net Interest and Trading Revenues

in € m.	Three months ended Sep 30, 2005	Three months ended Sep 30, 2004	Nine months ended Sep 30, 2005	Nine months ended Sep 30, 2004
Net interest revenues	1,216	1,158	4,272	4,011
Trading revenues, net	2,048	1,273	6,052	4,725
Total net interest and trading revenues	**3,264**	**2,431**	**10,324**	**8,736**
Breakdown by Group Division/CIB product:				
Sales & Trading (equity)	782	239	1,837	1,053
Sales & Trading (debt and other products)	1,561	1,116	5,159	4,246
Total Sales & Trading	2,343	1,355	6,996	5,300
Loan products[1]	109	135	548	544
Transaction services	230	210	676	617
Remaining products[2]	(71)	(46)	(67)	(89)
Total Corporate and Investment Bank	2,611	1,653	8,153	6,373
Private Clients and Asset Management	675	691	2,119	2,251
Corporate Investments	(33)	(7)	83	134
Consolidation & Adjustments	11	94	(31)	(21)
Total net interest and trading revenues	**3,264**	**2,431**	**10,324**	**8,736**

[1] Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.
[2] Includes net interest and trading revenues of origination, advisory and other products.

Pension and Other Postretirement Benefits

in € m.	Pension benefits Nine months ended Sep 30, 2005	Pension benefits Nine months ended Sep 30, 2004	Postretirement benefits Nine months ended Sep 30, 2005	Postretirement benefits Nine months ended Sep 30, 2004
Service cost	191	192	5	6
Interest cost	289	292	6	8
Expected return on plan assets	(292)	(292)	–	–
Actuarial loss recognized	32	48	–	–
Settlement/curtailment	2	(1)	–	–
Amortization of unrecognized transition obligation (asset) in accordance with SFAS 87	0	13	–	–
Total defined benefit plans	**222**	**252**	**11**	**14**
Defined contribution plans	113	109	–	–
Net periodic benefit expense	**335**	**361**	**11**	**14**

A SFAS No. 88 charge of approximately € 2 million as a consequence of restructuring occurred in the United States and United Kingdom during the first nine months of the year. Furthermore, a reduction in the third quarter service costs of € 3 million has been booked in the U.K. to take account of a curtailment due to ongoing restructuring activities.

In addition to the contributions expected for 2005 as disclosed in the Financial Report 2004 on page 95 and in the 2004 SEC Form 20-F on page F-54, special contributions of approximately € 24 million were made in the first nine months of the year. An estimated reduction in service costs of approximately € 6 million in the U.K. will lead to an equal reduction in contributions. As a result, the Group expects to fund its pension schemes in 2005 for a total of approximately € 268 million.

SFAS 123 Pro forma Information

in € m.	Three months ended Sep 30, 2005	Three months ended Sep 30, 2004	Nine months ended Sep 30, 2005	Nine months ended Sep 30, 2004
Net income, as reported	991	680	3,042	2,277
Add: Share-based compensation expense included in reported net income, net of related tax effects[1]	139	154	428	419
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects[1]	(136)	(154)	(423)	(423)
Pro forma net income	**994**	**680**	**3,047**	**2,273**
Earnings per share				
Basic – as reported	€ 2.12	€ 1.42	€ 6.52	€ 4.55
Basic – pro forma	€ 2.13	€ 1.42	€ 6.53	€ 4.54
Diluted – as reported[2]	€ 1.89	€ 1.28	€ 5.95	€ 4.13
Diluted – pro forma[2]	€ 1.89	€ 1.28	€ 5.96	€ 4.12

[1] Amounts for the three and nine months ended September 30, 2005 and 2004 do not reflect any share-based awards related to the 2005 and 2004 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

[2] Including numerator effect of assumed conversions. The effect for the three and nine months ended September 30, 2005 was € (0.05) and € (0.06), respectively. The effect for the three and nine months ended September 30, 2004 was € (0.05) and € (0.09), respectively.

Information on the Balance Sheet (unaudited)

Securities Available for Sale

	Sep 30, 2005				Dec 31, 2004			
	Fair value	Gross unrealized holding		Amortized cost	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses			gains	losses	
Debt securities	17,722	291	(78)	17,509	13,696	286	(127)	13,537
Equity securities	6,385	2,544	(6)	3,847	6,639	1,631	(7)	5,015
Total	**24,107**	**2,835**	**(84)**	**21,356**	**20,335**	**1,917**	**(134)**	**18,552**

Problem Loans

	Sep 30, 2005			Dec 31, 2004		
in € m.	Impaired loans	Non-performing homogeneous loans	Total	Impaired loans	Non-performing homogeneous loans	Total
Nonaccrual loans	2,891	1,138	4,029	3,401	1,098	4,499
Loans 90 days or more past due and still accruing	19	177	196	26	221	247
Troubled debt restructurings	102	–	102	89	–	89
Total problem loans	**3,013**	**1,314**	**4,327**	**3,516**	**1,319**	**4,835**

Allowances for Credit Losses

Allowance for on-balance sheet positions	Nine months ended	
in € m.	**Sep 30, 2005**	Sep 30, 2004
Balance, beginning of year	**2,345**	**3,281**
Provision for loan losses	256	361
Net charge-offs	**(542)**	**(1,027)**
Charge-offs	(659)	(1,138)
Recoveries	117	111
Allowance related to acquisitions/divestitures	–	3
Foreign currency translation	50	5
Balance, end of period	**2,109**	**2,623**

Allowance for off-balance sheet positions	Nine months ended	
in € m.	**Sep 30, 2005**	Sep 30, 2004
Balance, beginning of year	**345**	**416**
Provision for credit losses on lending-related commitments	(4)	(79)
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation	8	1
Balance, end of period	**349**	**338**

Other Assets and Other Liabilities

The largest individual component of other assets at September 30, 2005 was loans held for sale totaling € 23,113 million and € 8,194 million at September 30, 2005 and December 31, 2004, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Other assets also included pending securities transactions past settlement date of € 10,586 million and € 8,984 million at September 30, 2005 and December 31, 2004, respectively. Among other items included in other assets were other assets related to insurance business of € 1,086 million and € 6,733 million at September 30, 2005 and December 31, 2004, respectively, accrued interest receivable of € 4,626 million and € 3,854 million at September 30, 2005 and December 31, 2004, respectively, and due from customers on acceptances of € 95 million and € 74 million at September 30, 2005 and December 31, 2004, respectively.

Pending securities transactions past settlement date of € 9,026 million and € 9,562 million at September 30, 2005 and December 31, 2004, respectively, was the largest individual component of other liabilities. Among other items also included in other liabilities were insurance policy claims and reserves of € 1,836 million and € 7,935 million at September 30, 2005 and December 31, 2004, respectively, accrued interest payable of € 4,654 million and € 4,223 million at September 30, 2005 and December 31, 2004, respectively, and acceptances outstanding of € 95 million and € 74 million at September 30, 2005 and December 31, 2004, respectively.

Long-term Debt

in € m.	**Sep 30, 2005**	Dec 31, 2004
Senior debt		
Bonds and notes		
Fixed rate	60,139	53,834
Floating rate	46,846	39,463
Subordinated debt		
Bonds and notes		
Fixed rate	10,715	9,505
Floating rate	6,152	4,068
Total	**123,852**	**106,870**

Liability for Restructuring Activities

	BRP restructuring liability established in				**Total**
in € m.	4th quarter 2004	1st quarter 2005	2nd quarter 2005	3rd quarter 2005	
As of Dec 31, 2004	**230**	–	–	–	**230**
Additions	–	168	146	184	498
Utilization	195	131	119	116	561
Releases	26	26	5	–	57
Increases due to exchange rate fluctuations	1	–	–	–	1
As of Sep 30, 2005	**10**	**11**	**22**	**68**	**111**

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

Sep 30, 2005 in € m.	Consolidated VIEs Aggregated total assets	Significant VIEs Aggregated total assets	Maximum exposure to loss
Commercial paper programs	1,118	25,594	26,183
Guaranteed value mutual funds	529	9,394	9,394
Asset securitization	11,020	–	–
Structured finance and other	19,426	5,006	1,123
Commercial real estate leasing vehicles and closed-end funds	954	1,366	77

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	Sep 30, 2005	Dec 31, 2004
Commitments to extend credit		
Fixed rates[1]	32,714	27,897
Variable rates[2]	98,817	77,268
Financial guarantees, standby letters of credit and performance guarantees	29,619	26,870
Total	**161,150**	**132,035**

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.5 billion and € 2.4 billion at September 30, 2005 and December 31, 2004, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 1.1 billion and € 902 million at September 30, 2005 and December 31, 2004, respectively.

In addition, the Group had loan commitments of € 19.2 billion at both September 30, 2005 and December 31, 2004, that were revocable at any time.

Capital According to BIS

in € m.	Sep 30, 2005	Dec 31, 2004
Tier I		
Common shares	1,416	1,392
Additional paid-in capital	11,498	11,147
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	16,806	14,277
Minority interests	718	548
Noncumulative trust preferred securities	3,565	2,520
Other (equity contributed on silent partnership interests)	593	525
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,755)	(11,682)
Total core capital	**22,841**	**18,727**
Tier II		
Unrealized gains on listed securities (45% eligible)	1,272	788
Other inherent loss allowance	464	453
Cumulative preferred securities	1,161	762
Subordinated liabilities, if eligible according to BIS	9,395	7,882
Total supplementary capital	**12,292**	**9,885**
Total regulatory capital[1]	**35,133**	**28,612**

[1] Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m., unless stated otherwise	Sep 30, 2005	Dec 31, 2004
BIS risk position[1]	252,774	216,787
BIS capital ratio (Tier I + II + III)[2]	13.9%	13.2%
BIS core capital ratio (Tier I)	9.0%	8.6%

[1] Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of € 10.5 billion and € 10.1 billion at September 30, 2005 and December 31, 2004, respectively.
[2] Currently we do not have Tier III capital components.

Litigation

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries DBSI and Deutsche Bank Trust Company Americas ("DBTCA"). On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs' motion for reconsideration of the partial dismissal of claims against the Deutsche Bank entities, and reinstated the fraud claims against the Deutsche Bank entities that had been dismissed on March 29, 2004.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities' motion to partially dismiss the adversary complaint is pending.

In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the Sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructur-

ing. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Other Information

Supervisory Board

With effect from the end of the General Meeting on May 18, 2005, Dr. rer. oec. Karl-Hermann Baumann resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. He had been a member of the Supervisory Board since 1998.

Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting which resolves the ratification of the acts of management for the 2007 financial year. Dr. von Pierer is chairman of the supervisory board of Siemens AG, Munich.

Effective May 18, 2005, Ulrich Hartmann resigned from his mandate as substitute member of the Risk Committee. Effective May 18, 2005, Dr. Karl-Gerhard Eick was elected new Chairman of the Audit Committee and Sir Peter Job member of the Audit Committee. Tilman Todenhoefer and Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer were elected substitute members of the Risk Committee.

Value-at-risk of Trading Units[1, 2]

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Average[3]	65.8	71.6	53.2	61.7	32.9	30.8	10.1	10.6	6.5	7.0
Maximum[3]	79.2	97.9	61.6	91.1	43.1	45.1	18.2	25.9	11.3	10.8
Minimum[3]	57.8	54.5	41.9	39.7	22.9	19.9	5.5	2.9	3.5	3.8
Period-end[4]	69.8	66.3	55.8	41.1	40.4	42.6	12.8	17.2	7.4	5.1

[1] All figures for 1-day holding period; 99% confidence level.
[2] Value-at-risk is not additive due to correlation effects.
[3] Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2005 and the year 2004, respectively.
[4] Figures for 2004 as of December 31, 2004; figures for 2005 as of September 30, 2005.

RoE Target Definition

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.

Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

in € m., unless stated otherwise	Three months ended Sep 30, 2005	Nine months ended Sep 30, 2005
Reported income before income taxes[1]	**1,878**	**5,075**
Add (deduct):		
Restructuring activities (Business Realignment Program-related)	156	440
Substantial gains from industrial holdings	(337)	(337)
Income before income taxes (target definition)	**1,698**	**5,178**
Average active equity	25,687	24,505
Pre-tax return on average active equity (target definition)	26.4%	28.2%

[1] Income before income tax expense and cumulative effect of accounting changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- definitions of such non-U.S. GAAP financial measures,
- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- *Total provision for credit losses*: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment/impairment of intangibles.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %*: Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to Corporate Banking & Securities and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Adjusted return on average active equity (after tax) in %*: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

- *Underlying equity turnover (based on average active equity) in %*: Underlying revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average active equity) in %*: Net revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average shareholders' equity) in %*: Net revenues (annualized) as a percentage of average shareholders' equity.
- *Underlying profit margin in %*: Underlying pre-tax profit as a percentage of underlying revenues. *Profit margin in %*: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 24, 2005 on pages F-62 and F-63 and in our Financial Report 2004 on pages 103 to 105.

Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

in € m.	Three months ended Sep 30, 2005	Three months ended Sep 30, 2004	Change in %	Nine months ended Sep 30, 2005	Nine months ended Sep 30, 2004	Change in %
Reported net revenues[1]	**6,617**	**5,056**	**31**	**19,102**	**16,605**	**15**
Add (deduct):						
Net gains on securities available for sale/ industrial holdings including hedging	(342)	(26)	N/M	(429)	(176)	143
Significant equity pick-ups/net gains from investments[2]	(51)	(24)	117	(95)	(56)	70
Net gains from businesses sold/held for sale	(49)	(21)	139	(49)	(56)	(11)
Net gains related to premises	(16)	(51)	(70)	(55)	(51)	8
Policyholder benefits and claims[3]	(11)	(31)	(65)	(34)	(109)	(69)
Underlying revenues	**6,149**	**4,904**	**25**	**18,439**	**16,157**	**14**
Reported provision for loan losses	**87**	**83**	**5**	**256**	**361**	**(29)**
Provision for off-balance sheet positions[4]	4	(24)	N/M	(4)	(79)	(95)
Total provision for credit losses	**91**	**58**	**55**	**252**	**282**	**(11)**
Reported noninterest expenses	**4,652**	**3,967**	**17**	**13,771**	**12,516**	**10**
Add (deduct):						
Restructuring activities	(156)	–	N/M	(440)	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Minority interest	(11)	(4)	157	(32)	(4)	N/M
Policyholder benefits and claims[3]	(11)	(31)	(65)	(34)	(109)	(69)
Provision for off-balance sheet positions[4]	(4)	24	N/M	4	79	(95)
Operating cost base	**4,471**	**3,957**	**13**	**13,268**	**12,481**	**6**
Reported income before income taxes[5]	**1,878**	**1,006**	**87**	**5,075**	**3,728**	**36**
Add (deduct):						
Net gains on securities available for sale/ industrial holdings including hedging	(342)	(26)	N/M	(429)	(176)	143
Significant equity pick ups/net gains from *investments*[2]	(51)	(24)	117	(95)	(56)	70
Net gains from businesses sold/held for sale	(49)	(21)	139	(49)	(56)	(11)
Net gains related to premises	(16)	(51)	(70)	(55)	(51)	8
Restructuring activities	156	–	N/M	440	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Underlying pre-tax profit	**1,576**	**884**	**78**	**4,886**	**3,389**	**44**

N/M – Not meaningful

[1] Net interest revenues before provision for loan losses and total noninterest revenues.

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[4] *Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".*

[5] Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

in € m.	Three months ended Sep 30, 2005	Sep 30, 2004	Change	Nine months ended Sep 30, 2005	Sep 30, 2004	Change
Reconciliation of cost ratios						
Reported noninterest expenses	**4,652**	**3,967**	**17%**	**13,771**	**12,516**	**10%**
Deduct:						
Compensation and benefits	2,737	2,327	18%	8,375	7,632	10%
Non-compensation noninterest expenses	**1,915**	**1,640**	**17%**	**5,396**	**4,884**	**10%**
Add (deduct):						
Restructuring activities	(156)	–	N/M	(440)	–	N/M
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Minority interest	(11)	(4)	157%	(32)	(4)	N/M
Policyholder benefits and claims	(11)	(31)	(65)%	(34)	(109)	(69)%
Provision for off-balance sheet positions	(4)	24	N/M	4	79	(95)%
Non-compensation operating cost base	**1,733**	**1,630**	**6%**	**4,894**	**4,850**	**1%**
Cost/income ratio	70.3%	78.5%	(8.2)ppt	72.1%	75.4%	(3.3)ppt
Underlying cost/income ratio	72.7%	80.7%	(8.0)ppt	72.0%	77.2%	(5.2)ppt
Compensation ratio	41.4%	46.0%	(4.6)ppt	43.8%	46.0%	(2.2)ppt
Underlying compensation ratio	44.5%	47.5%	(3.0)ppt	45.4%	47.2%	(1.8)ppt
Non-compensation ratio	28.9%	32.4%	(3.5)ppt	28.2%	29.4%	(1.2)ppt
Underlying non-compensation ratio	28.2%	33.2%	(5.0)ppt	26.5%	30.0%	(3.5)ppt
Reconciliation of profitability ratios						
Net income	**991**	**680**	**46%**	**3,042**	**2,277**	**34%**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	302	3	N/M	333	120	178%
Cumulative effect of accounting changes, net of tax	–	–	N/M	–	–	N/M
Adjusted net income	**1,293**	**683**	**89%**	**3,375**	**2,397**	**41%**
Average shareholders' equity	**28,610**	**26,557**	**8%**	**27,263**	**27,773**	**(2)%**
Add (deduct):						
Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate changes in Germany	(2,155)	(1,592)	35%	(1,780)	(1,697)	5%
Average dividends	(769)	(400)	92%	(978)	(851)	15%
Average active equity	**25,687**	**24,566**	**5%**	**24,505**	**25,225**	**(3)%**
Return on average shareholders' equity (after tax)	13.9%	10.2%	3.7 ppt	14.9%	10.9%	4.0 ppt
Adjusted return on average active equity (after tax)	20.1%	11.1%	9.0 ppt	18.4%	12.7%	5.7 ppt
Pre-tax return on average shareholders' equity	26.3%	15.2%	11.1 ppt	24.8%	17.9%	6.9 ppt
Pre-tax return on average active equity	29.2%	16.4%	12.8 ppt	27.6%	19.7%	7.9 ppt
Underlying pre-tax return on average active equity	24.5%	14.4%	10.1 ppt	26.6%	17.9%	8.7 ppt
Equity turnover (based on average shareholders' equity)	92.5%	76.2%	16.3 ppt	93.4%	79.7%	13.7 ppt
Equity turnover (based on average active equity)	103.0%	82.3%	20.7 ppt	103.9%	87.8%	16.1 ppt
Underlying equity turnover (based on average active equity)	95.7%	79.8%	15.9 ppt	100.3%	85.4%	14.9 ppt
Profit margin	28.4%	19.9%	8.5 ppt	26.6%	22.5%	4.1 ppt
Underlying profit margin	25.6%	18.0%	7.6 ppt	26.5%	21.0%	5.5 ppt

ppt – percentage points N/M – Not meaningful

Impressum

Deutsche Bank Aktiengesellschaft
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Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
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+49 69 9 10-3 80 80
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+1 212 250 71 25

The Interim Report on the Internet:
www.deutsche-bank.com/3Q2005

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2006

February 2, 2006	Publications of figures for the 2005 financial year
May 3, 2006	Interim Report as of March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as of June 30, 2006
November 1, 2006	Interim Report as of September 30, 2006

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